I, Robert Waterman, certify that:

(1) The financial statements of ScanHash LLC included in this form are true and complete in all material respects; and
(2) ScanHash LLC has not yet filed a tax return for the fiscal year ended on December 31st, 2023.

DocuSigned by:

C1CB0B8196E14E2...

Robert Waterman

Manager

Date:

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.